UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            APEX SILVER MINES LIMITED
                            -------------------------
                                (Name of Issuer)

                    Ordinary Stock, $0.01 Par Value Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    G04074103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 18 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 2 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                       1,595,473
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                         1,595,473
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,595,473

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.2%

12       Type of Reporting Person (See Instructions)

                                    OO; IV

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 3 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                       1,595,473
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                         1,595,473
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,595,473

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.2%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 4 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,595,473
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            1,595,473
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,595,473

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.2%

12       Type of Reporting Person (See Instructions)

                                    OO

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 5 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,595,473
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            1,595,473
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,595,473

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.2%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 6 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                       2,339,423
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                         2,339,423
  With
                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,339,423

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.6%

12       Type of Reporting Person (See Instructions)

                                    IA

                                  SCHEDULE 13G
CUSIP No. G04074103                                           Page 7 of 18 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEOSOR CORPORATION

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                          478,641
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            478,641
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    478,641

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.95%

12       Type of Reporting Person (See Instructions)

                                    CO

CUSIP No. G04074103                                           Page 8 of 18 Pages


ITEM 1(a)         NAME OF ISSUER:

                  Apex Silver Mines Limited (the "Issuer").

ITEM 1(b)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Walker House
                  Mary Street
                  Georgetown, Grand Cayman
                  Cayman Islands, British West Indies

ITEM 2(a)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)  Quantum Industrial Partners LDC ("QIP");

     (ii) QIH Management Investor, L.P. ("QIHMI");

     (iii) QIH Management LLC ("QIH Management");

     (iv) Soros Fund Management LLC ("SFM LLC");

     (v)  Mr. George Soros ("Mr. Soros"); and

     (vi) Geosor Corporation ("Geosor").

     This statement relates to Shares (as defined herein) held for the accounts of QIP, Geosor and EMOF LLC, a Delaware limited liability company ("EMOF").

     QIHMI, an investment advisory firm is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC. Mr. Soros is the sole shareholder of Geosor.

     The sole managing member of EMOF is EMOF Manager LLC, a Delaware limited liability company ("EMOF Manager"), of which Mr. Soros is the managing member. In such capacity, Mr. Soros may be deemed to have voting and dispositive power over the Shares held for the account of EMOF.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address and principal business office of each of QIHMI, QIH Management, SFM LLC, Geosor and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York, 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

CUSIP No. G04074103                                           Page 9 of 18 Pages

ITEM 2(c)         CITIZENSHIP:

     (i)  QIP is a Cayman Islands exempted limited duration company;

     (ii) QIHMI is a Delaware limited partnership;

     (iii) QIH Management is a Delaware limited liability company;

     (iv) SFM LLC is a Delaware limited liability company;

     (v)  Mr. Soros is United States citizen; and

     (vi) Geosor is a New York corporation.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

     Ordinary Stock, $0.01 par value per share (the "Shares").

ITEM 2(e)         CUSIP NUMBER:

     G04074103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(a)         AMOUNT BENEFICIALLY OWNED:

     As of December 31, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

     (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 1,595,473 Shares held for the account of QIP.

     (ii) Mr. Soros may be deemed the beneficial owner of 2,339,423 Shares. This number consists of (A) 1,595,473 Shares held for the account of QIP,
          (B) 478,641 Shares held for the account of Geosor, and (C) 265,309 Shares held for the account of EMOF.

    (iii) Geosor may be deemed the beneficial owner of 478,641 Shares held for its account.

ITEM 4(b)         PERCENT OF CLASS:

     (i) The number of Shares of which QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner constitutes approximately 3.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its Prospectus on Form 424(b)(3) filed January 17, 2006, the total number of Shares outstanding as of December 31, 2005 was 50,464,890).

     (ii) The number of Shares of which Mr. Soros may be deemed the beneficial owner constitutes approximately 4.6% of the total number of Shares outstanding.

    (iii) The number of Shares which Geosor may be deemed to be the beneficial owner constitutes approximately .95% of the total number of Shares outstanding.

CUSIP No. G04074103                                          Page 10 of 18 Pages

ITEM 4(c)         NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

QIP

(i)      Sole power to vote or to direct the vote:                                               1,595,473

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                  1,595,473

(iv)     Shared power to dispose or to direct the disposition of:                                        0

QIHMI

(i)      Sole power to vote or to direct the vote:                                               1,595,473

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                  1,595,473

(iv)     Shared power to dispose or to direct the disposition of:                                        0

QIH MANAGEMENT

(i)      Sole power to vote or to direct the vote:                                               1,595,473

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                  1,595,473

(iv)     Shared power to dispose or to direct the disposition of:                                        0

SFM LLC

(i)      Sole power to vote or to direct the vote:                                               1,595,473

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                  1,595,473

(iv)     Shared power to dispose or to direct the disposition of:                                        0

MR. SOROS

(i)      Sole power to vote or to direct the vote:                                               2,339,423

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                  2,339,423

(iv)     Shared power to dispose or to direct the disposition of:                                        0

GEOSOR


CUSIP No. G04074103                                          Page 11 of 18 Pages

(i)      Sole power to vote or to direct the vote:                                                 478,641

(ii)     Shared power to vote or to direct the vote:                                                     0

(iii)    Sole power to dispose or to direct the disposition of:                                    478,641

(iv)     Shared power to dispose or to direct the disposition of:                                        0




ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof all of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  This Item 6 is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This Item 8 is not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

                  This Item 10 is not applicable.

CUSIP No. G04074103                                          Page 12 of 18 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2006               QUANTUM INDUSTRIAL PARTNERS LDC


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Attorney-in-Fact

Date:  February 14, 2006               QIH MANAGEMENT INVESTOR, L.P.


                                       By: QIH Management LLC,
                                           its General Partner

                                       By: Soros Fund Management LLC,
                                           its Managing Member


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Assistant General Counsel


Date:  February 14, 2006               QIH MANAGEMENT LLC

                                       By: Soros Fund Management LLC,
                                           its Managing Member


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Assistant General Counsel


Date:  February 14, 2006               SOROS FUND MANAGEMENT LLC


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Assistant General Counsel


Date:  February 14, 2006               GEORGE SOROS


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Attorney-in-Fact


Date:  February 14, 2006               GEOSOR CORPORATION

                                       By: George Soros
                                           Its Sole Shareholder


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Attorney-in-Fact

CUSIP No. G04074103                                          Page 13 of 18 Pages


                                  EXHIBIT INDEX


                                                                                          PAGE NO.


     A.   Joint Filing Agreement, dated as of February 14, 2006, by and among
          Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH
          Management LLC, Soros Fund Management LLC, Mr. George Soros and Geosor
          Corporation..............                                                          14

     B.   Power of Attorney, dated June 16, 2005, granted by Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye Anzalotta, Ms. Maryann
          Canfield, Mr. Jay Schoenfarber and Mr. Robert
          Soros.......................................................                       15

     C.   Power of Attorney, dated September 30, 2005, granted by Quantum
          Industrial Partners LDC in favor of Ms. Jodye Anzalotta, Mr.
          Armando Belly, Ms. Maryann Canfield, Mr. Gavin Murphy, Mr. Jay
          Schoenfarber, Mr. Robert Soros and Mr. Abbas F.
          Zuaiter........................................................                    16



CUSIP No. G04074103                                          Page 14 of 18 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 4 to the Schedule 13G with respect to the Ordinary Stock, $0.01 par value per share, of Apex Silver Mines Limited, dated as of February 14, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 14, 2006               QUANTUM INDUSTRIAL PARTNERS LDC


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Attorney-in-Fact

Date:  February 14, 2006               QIH MANAGEMENT INVESTOR, L.P.


                                       By: QIH Management LLC,
                                           its General Partner

                                       By: Soros Fund Management LLC,
                                           its Managing Member


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Assistant General Counsel


Date:  February 14, 2006               QIH MANAGEMENT LLC


                                       By: Soros Fund Management LLC,
                                           its Managing Member


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Assistant General Counsel


Date:  February 14, 2006               SOROS FUND MANAGEMENT LLC


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Assistant General Counsel


Date:  February 14, 2006               GEORGE SOROS


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Attorney-in-Fact


Date:  February 14, 2006               GEOSOR CORPORATION


                                       By: George Soros
                                           Its Sole Shareholder


                                       By: /s/ Jodye M. Anzalotta
                                          ---------------------------------
                                          Jodye M. Anzalotta
                                          Attorney-in-Fact


CUSIP No. G04074103                                          Page 15 of 18 Pages



                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS. acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                        GEORGE SOROS


                                        /s/ Daniel Eule
                                        ----------------------------------
                                        Daniel Eule
                                        Attorney-in-Fact for George Soros

CUSIP No. G04074103                                          Page 16 of 18 Pages


                                    EXHIBIT C

                         QUANTUM INDUSTRIAL PARTNERS LDC

                            LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that the undersigned QUANTUM INDUSTRIAL PARTNERS LDC (the "Company"), an exempted limited duration company organized and existing under the laws of the Cayman Islands, does, pursuant to duly adopted resolutions of its managing director dated as of the date hereof, hereby designate, constitute and appoint:

         JODYE ANZALOTTA of 888 Seventh Avenue, New York, New York 10106;

         ARMANDO BELLY of 888 Seventh Avenue, New York, New York 10106;

         MARYANN CANFIELD of 888 Seventh Avenue, New York, New York 10106;

         GAVIN MURPHY of 888 Seventh Avenue, New York, New York 10106;

         JAY SCHOENFARBER of 888 Seventh Avenue, New York, New York 10106;

         ROBERT SOROS of 888 Seventh Avenue, New York, New York 10106;

         ABBAS F. ZUAITER of 888 Seventh Avenue, New York, New York 10106;

or any one of them, acting singly and not jointly, with power of substitution, as its true and lawful agents and attorneys-in-fact (each, an "Attorney-in-Fact"):

(1) to open accounts of any kind or nature whatsoever at any institution of any kind or nature whatsoever in any jurisdiction or location (a "Financial Institution") and to sign related account opening documents for the Company;

(2) to give instructions for the settlement of transactions relating to the acquisition, disposition and holding for the Company's account of:

     (a)  any securities, debt obligations, commodities and currencies;

     (b) any puts, calls or other options, any contracts for forward or future delivery, and any other contracts of any kind relating to any of the foregoing;

     (c) any derivative instruments of any kind pertaining to, or providing investment exposure with respect to, any of the foregoing, whether relating to a specific security, debt instrument, commodity or currency, or relating to a basket or index comprised, or based in changes in the level of prices, rates or values, of any group or combination thereof;

     (d) any other instruments or contracts of a kind dealt in by security or commodity brokers or dealers, or other Financial Institutions;

     (e)  any combination of any of the foregoing;

in each case whether now existing or hereafter developed, and whether the transaction is effected on any securities or commodity exchange, board of trade or contract market or through any inter-dealer or other

CUSIP No. G04074103                                          Page 17 of 18 Pages


over-the-counter market in any jurisdiction or location (including, without limiting the generality of the foregoing, capital stock; shares or other units of mutual funds and investment companies; preorganization certificates and subscriptions; warrants; partnership interests or units; bonds, notes and debentures, whether subordinated, convertible or otherwise, and whether issued by a governmental or private issuer; commercial paper; certificates of deposit; bankers acceptances; trade acceptances; trust receipts; depository receipts; assignments of or participations in bank loans; trade credit claims; equity swaps, commodity swaps and interest rate swaps; equity index contracts; interest rate index contracts; repurchase agreements and reverse repurchase agreements; master agreements; and guaranties);

(3)  to give instructions or make arrangements for:

     (a)  trading on margin;

     (b)  effecting short sales;

     (c)  entering into repurchase agreements;

     (d) otherwise obtaining credit or borrowing funds or any securities or other instruments or assets; and

     (e)  providing collateral security in relation to any of the foregoing in connection with the acquisition, financing or re-financing, carrying or disposition of any of the items referred to in paragraph (2) above, and to cover, discharge or otherwise terminate any of the foregoing arrangements;

(4) to give instructions for payments and deliveries in connection with any of the foregoing transactions;

(5) to exercise all rights, powers and privileges appurtenant to the ownership, and any related financing, of any item held for the Company's account (including the right to vote or consent, and the right to lend any such item to any other person);

(6) to execute and deliver, in the name of and on behalf of the Company, any investment management agreements and discretionary trading authorizations with investment advisers other than Soros Fund Management LLC and any and all such other agreements, deeds, instruments, receipts, certificates and other documents in connection therewith; and

(7) to execute all such documents and to take all such other actions as any of them may consider necessary or advisable in connection with any of the foregoing.

     Each Attorney-in-Fact is hereby authorized and empowered to perform all other acts and deeds, which he or she in his or her sole discretion deems necessary or appropriate to carry out to the fullest extent the terms and the intent of the foregoing. All past acts of each Attorney-in-Fact in furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this Limited Power of Attorney shall constitute a revocation of any and all previously executed limited powers of attorney of the Company appointing attorneys-in-fact to open accounts of any kind and nature whatsoever, sign opening documents and take all the actions set forth in this Limited Power of Attorney. This Power of Attorney shall expire on October 1, 2006.

CUSIP No. G04074103                                          Page 18 of 18 Pages


     IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed effective as of the 30th day of September 2005.


                                            QUANTUM INDUSTRIAL PARTNERS LDC



                                            By:  /s/ S. Cras    /s/ G. Sint Jago
                                                --------------------------------
                                                  Curacao Corporation N.V.
                                                  Managing Director